Exhibit 99.1

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

To the shareholders of Theratechnologies Inc. (the “Corporation”):

NOTICE IS HEREBY GIVEN that an annual meeting of shareholders (the “Meeting”) of the Corporation will be conducted online only through a live audio webcast at https://meetnow.global/MTPTSMV on Thursday, May 29, 2025, at 10:00 a.m. (Eastern Time) for the following purposes:

(1)	to receive the consolidated financial statements for the fiscal year ended November 30, 2024, as well as the auditors’ report thereon;

(2)	to elect directors for the ensuing year;

(3)	to appoint auditors for the ensuing year and authorize the directors to set their compensation;

(4)

to consider and, if deemed advisable, to pass Resolution 2025-1 (the text of which is attached as Appendix “A” to the accompanying management proxy circular), with or without amendments, approving the creation of an omnibus long-term incentive compensation plan providing for the issuance of equity-linked securities, the whole as described in the accompanying management proxy circular; and

(5)	to transact such other business as may properly come before the Meeting.

The Corporation is holding the Meeting as a completely virtual meeting for the following reasons:

•	the majority of the Corporation’s shareholders are US residents;

•	based on prior in-person meetings held, a de minimis number of shareholders have attended the meetings;

•	the cost associated with the holding of an in-person meeting or hybrid meeting is higher than the cost of holding a virtual-only meeting; and

•	everyone attending the Meeting will be authorised to ask questions during the question period of the Meeting.

The Meeting will be conducted via live audio webcast at https://meetnow.global/MTPTSMV. Shareholders will not be able to attend the meeting in person. All persons registered as shareholders on the records of the Corporation on April 29, 2025 (the “Record Date”) and duly appointed proxyholders are entitled to receive notice of the Meeting and attend, participate and vote at the Meeting online.

Persons who are shareholders of the Corporation but who are NOT registered on the records of the Corporation (being shareholders who hold their common shares through a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary) who have NOT duly appointed themselves as proxyholder are able to attend the Meeting online as “guests” only but are NOT able to vote at the Meeting or any adjournment thereof.

All persons registered as shareholders on the records of the Corporation on the Record Date as well as duly appointed proxyholders and all persons attending the meeting as “guests” will be able to ask questions at the Meeting using the “Q&A” tab provided for that purpose on the platform available at https://meetnow.global/MTPTSMV.

No person who becomes a shareholder of record after the Record Date will be entitled to receive notice of, and vote at, the Meeting or any adjournment thereof.

A shareholder who desires to appoint a person other than those identified on the form of proxy or voting instruction form to represent him, her or it at the online Meeting, or any adjournment thereof, may do so by inserting such person’s name in the blank space provided in the form of proxy or voting instruction form and following the instructions for submitting such form of proxy or voting instruction form. This must be completed prior to registering such proxyholder, which is an additional step to be completed once you have submitted your form of proxy or voting instruction form. If you wish that a person other than the nominees identified on the form of proxy or voting instruction form attend and participate at the Meeting as your proxy and vote your common shares, including if you are a shareholder who is not registered on the records of the Corporation and wish to appoint yourself as a proxyholder to attend, participate and vote at the Meeting, you MUST register such proxyholder after having submitted your form of proxy or voting instruction form identifying such proxyholder.

Failure to register the proxyholder will result in the proxyholder not receiving a Username to vote at the Meeting. Without a Username, proxyholder will not be able to vote at the Meeting. To register a proxyholder, shareholders MUST visit https://www.computershare.com/Theratech and provide Computershare Investor Services Inc. (“Computershare”) with their proxyholder’s contact information, so that Computershare may provide the proxyholder with a Username via email.

All proxy forms must be returned to the attention of the Corporate Secretary of the Corporation, c/o Computershare Trust Company of Canada, 1500 Robert-Bourassa Boulevard, 7th Floor, Montreal, Québec, Canada H3A 3S8, prior to 5:00 p.m. (Eastern Time) on May 27, 2025.

As a shareholder of the Corporation, it is very important that you read the accompanying Management Proxy Circular dated April 30, 2025. The Management Proxy Circular contain important information with respect to voting your common shares and attending and participating at the online Meeting.

DATED at Montreal, Québec, Canada, April 30, 2025.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) Jocelyn Lafond

Jocelyn Lafond

General Counsel and Corporate Secretary

Theratechnologies Inc.

2015 Peel Street, 11th Floor

Montreal, Québec, Canada H3A 1T8